United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                                                                                              Commission File Number 000-19368

Community First Bankshares, Inc.

CFB Capital II

(Exact name of co-registrant as specified in its charter)

(Exact name of co-registrant as specified in its charter)

520 Main Avenue, Fargo, North Dakota 58124-0001 (701) 298-5600

520 Main Avenue, Fargo, North Dakota 58124-0001 (701) 298-5600

(Address, including zip code, and telephone number, including area code, of co-registrant’s principal executive offices)

(Address, including zip code, and telephone number, including area code, of co-registrant’s principal executive offices)

8.20% Junior Subordinated Debentures and Guarantee of Community First Bankshares, Inc.

8.20% Cumulative Capital Securities

(Title of each class of securities covered by this Form)

(Title of each class of securities covered by this Form)

Common Stock $.01 Par Value Preferred Stock Purchase Rights 8.125% Cumulative Capital Securities(1) 7.60% Cumulative Capital Securities (2)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

(1)          The 8.125% Cumulative Capital Securities were issued by CFB Capital III (“CFB Capital III”), a wholly owned Delaware statutory trust subsidiary of the Company.  The Company has also fully and unconditionally guaranteed all of CFB Capital III’s obligations under the CFB Capital III’s 8.125% Cumulative Capital Securities

(2)          The 7.60% Cumulative Capital Securities were issued by CFB Capital IV (“CFB Capital IV”) a wholly owned Delaware statutory trust subsidiary of the Company.  The Company has also fully and unconditionally guaranteed all of CFB Capital IV’s obligations under the CFB Capital IV 7.60% Cumulative Capital Securities.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ X ]	Rule 12h-3(b)(1)(ii)	[ X ]
Rule 12g-4(a)(2)(i)	[ X ]	Rule 12h-3(b)(2)(i)	[ X ]
Rule 12g-4(a)(2)(ii)	[ X ]	Rule 12h-3(b)(2)(ii)	[ X ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:        1

Pursuant to the requirements of the Securities Exchange Act of 1934 Community First Bankshares, Inc. and CFB Capital I have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: April 9, 2003	COMMUNITY FIRST BANKSHARES, INC.

	By:	/s/ Mark A. Anderson
President and Chief Executive Officer

Date: April 9, 2003	CFB CAPITAL II

	By:	/s/ Mark A. Anderson
Mark A. Anderson
Administrative Trustee